SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2002

SONY CORPORATION
(Translation of registrant’s name into English)

7-35 KITASHINAGAWA 6-CHOME,
SHINAGAWA-KU, TOKYO, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION (Registrant)

By:	/s/ TERUHISA TOKUNAKA
(Signature) Teruhisa Tokunaka Executive Deputy President and Chief Financial Officer

Date: July 25, 2002

List of materials

Documents attached hereto:

i)  A press release regarding the Consolidated Financial Results for the First Quarter ended June 30, 2002

SONY

6-7-35 Kitashinagawa,
Shinagawa-ku
Tokyo, 141-0001 Japan

News & Information

No: 02-033E
3:00 P.M. JST, July 25, 2002

Consolidated Financial Results for the First Quarter

(ended June 30, 2002)

Large Improvements in Consolidated Operating Income
Largest First Quarter Sales Ever Recorded

Tokyo, July 25, 2002—Sony Corporation announced today its consolidated results for the first quarter ended June 30, 2002 (April 1, 2002 to June 30, 2002).

Highlights

•
At a time of continued uncertainty in the global economic environment, partly attributable to a lower yen compared with the same quarter of the previous year, Sony’s consolidated sales increased to ¥1,721.8 billion ($14 billion), the largest first quarter sales in our history. Operating income increased significantly to ¥51.9 billion ($436 million).

•
In the Electronics business, while sales were almost unchanged, operating income increased significantly due to the contribution of strong-selling consumer AV products, the benefit of improvements in profitability from business unit restructuring, and the transfer of the loss-making mobile phone business to an affiliate accounted for under the equity method.

•
In the Pictures business, the success of the motion picture slate, including the record-breaking performance of Spider-Man and a worldwide increase in DVD software sales, yielded a significant increase in both sales and operating income.

•	The Music business recorded an operating loss primarily as a result of the continued contraction of the global market, despite implementation of ongoing restructuring initiatives.

•	A gain was recorded on the sale of Sony’s equity interest in the U.S.-based Telemundo Communications Group, Inc. and its subsidiaries.

•
As a result of the increasingly difficult operating environment including the yen’s appreciation, Sony revised its sales forecast for the fiscal year ending March 31, 2003, announced in April, from ¥8,000 billion ($67 billion) to ¥7,700 billion ($65 billion) while maintaining its profit forecast.

	(Billions of yen, millions of U.S. dollars, except per share amounts)
	First quarter ended June 30
	2001	2002	Change	2002*
Sales and operating revenue	¥1,633.5	¥1,721.8	+5.4%	$14,469
Operating income	3.0	51.9	+1,627.3	436
Income (loss) before income taxes	(14.3)	116.6	—	980
Net income (loss)	(30.1)	57.2	—	481
Net income (loss) per share for common stock
— Basic	(32.75)	62.23	—	$0.52
— Diluted	(32.75)	57.90	—	0.49

*	U.S. dollar amounts have been translated from yen, for convenience only, at the rate of \119=U.S.$1, the approximate Tokyo foreign exchange market rate as of June 28, 2002.

Remarks by Nobuyuki Idei, Chairman and CEO of Sony Corporation

The uncertain global economic environment showed no clear sign of recovery in Sony’s first quarter (the three months ended June 30, 2002). However, Sony vastly exceeded our original performance forecast, achieving the largest first quarter sales in our history and a significant increase in operating income compared with the same quarter of the previous year.

In addition to the headcount reductions and manufacturing facilities reorganization begun in 1999, Sony accelerated its efforts to improve its financial structure in the previous fiscal year by establishing the design and manufacturing platform-company EMCS, withdrawing and downsizing poor-performing businesses, reducing fixed costs through restructuring and further reducing material costs. These actions spurred a recovery in operating income, particularly in the Electronics business.

Network-capable products that are expected to grow in the future, such as “Net MD” network personal audio and the “CLIE” personal data assistant, also began to contribute to profitability.

The theatrical success of Spider-Man, which exceeded $675 million in worldwide box office as of the end of June 2002, and which was the highest grossing film in the history of our Pictures business, made a large contribution to profitability during the quarter.

Despite these successes, we anticipate that the operating environment in the current fiscal year will become even more severe, putting pressure on profitability due to the appreciation of the yen and weak consumer confidence. In response to this environment, we will continue to restructure and reduce investment while striving to further improve profitability through the introduction of competitive products and services.

Consolidated Results for the First Quarter

Note I:    During the first quarter ended June 30, 2002, the average value of the yen was ¥126.0 against the U.S. dollar and ¥115.1 against the euro, which was 3.4% lower against the U.S. dollar and 8.1% lower against the euro, compared with the average rate of the first quarter of the previous fiscal year. Operating results on a local currency basis described in the following pages reflect sales and operating revenue (“sales”) and operating income (loss) obtained by applying the yen’s average exchange rate in the first quarter of the previous fiscal year to local currency-denominated monthly sales, cost of sales, and selling, general and administrative expenses in the first quarter of the current fiscal year. Local currency basis results are not reflected in Sony’s financial statements and are not measures conforming with Generally Accepted Accounting Principles in the U.S. (“U.S. GAAP”). In addition, Sony does not believe that these measures are a substitute for U.S. GAAP measures. However, Sony believes that local currency basis results provide additional useful information to investors regarding operating performance.

Note II:    Commencing with the first quarter ended June 30, 2002, Sony has partly realigned its business segment configuration and Electronics segment product category configuration. In accordance with this realignment, results of the first quarter of the previous fiscal year have been reclassified to conform to the presentation for the first quarter ended June 30, 2002. Sales of related businesses in the Network Application and Contents Service Sector (“NACS”), established in April 2002 of this year to enhance network businesses, are included in the “Other” segment. In addition to Sony Communications Network Corporation, which was originally contained in the “Other” segment, NACS-related businesses include an information system related business, a subscriber-based wireless access system (“WLL”) business and an IC card business formerly contained in the “Other” category of the Electronics segment.

Unless otherwise specified, all amounts are on a U.S. GAAP basis.

Sales were ¥1,721.8 billion ($14 billion), an increase of 5.4% year on year (2% increase on a local currency basis).

•	The increase resulted from a lower yen compared with the same quarter of the previous year and a significant increase in the sales of the Pictures segment.

Operating income was ¥51.9 billion ($436 million), an increase of ¥48.9 billion, or 1,627.3%, year on year (980% increase on a local currency basis).

•
Operating income increased ¥47.6 billion in the Electronics segment and ¥12.0 billion in the Pictures segment. Operating performance improved ¥5.7 billion in the Game business. Operating income deteriorated ¥14.6 billion in the Music segment, resulting in an operating loss.

•
Although selling, general and administrative (SGA) expenses increased ¥14.3 billion because of the lower yen and higher marketing expenses in the Pictures business, the absence of expenses for mobile phone quality-related issues recorded in the same quarter of the previous year caused a 0.4 percentage point improvement in the ratio of SGA to sales.

Income before income taxes of ¥116.6 billion ($980 million) was recorded compared with a loss before income taxes of ¥14.3 billion in the first quarter of the previous year, an improvement of ¥131.0 billion year on year.

•	In addition to the increase in operating income, other income increased ¥68.0 billion and other expenses decreased ¥14.1 billion.
→
Other income increased primarily because Sony recorded a ¥66.5 billion gain* on the sale of its equity in Telemundo Communications Group, Inc. and its subsidiaries (“Telemundo”), a U.S. based Spanish language television network and station group that was accounted for by the equity method. (*The dollar amount of the gain recorded on the sale of Telemundo at Sony’s U.S.-based subsidiary was $511 million.)

→	Interest expense decreased ¥5.3 billion as a result of lower average balances of short-term borrowings and refinancing of certain long-term debt at lower interest rates.

→	Loss on devaluation of securities investments increased ¥2.7 billion to ¥11.5 billion ($97 million).

→	A ¥5.7 billion ($48 million) foreign exchange gain was recorded, compared with a loss of ¥4.6 billion in the same quarter of the previous year.

Net income of ¥57.2 billion ($481 million) was recorded, compared with a net loss of ¥30.1 billion in the first quarter of the previous year, an increase of ¥87.3 billion year on year.

•
Income taxes increased ¥33.4 billion and equity in net losses of affiliated companies increased ¥3.8 billion. Moreover, in the same quarter of the previous year, ¥6.0 billion in profit was recorded for a cumulative effect of accounting changes.

→	Income taxes increased due to higher income before income taxes. The effective income tax rate was 46.0%.

→
Equity in net losses of affiliated companies increased because Sony recorded a ¥4.8 billion ($40 million) loss for its portion of the loss generated by Sony Ericsson Mobile Communications, AB, a mobile handset joint venture established in October 2001.

Operating Performance Highlights by Business Segment

Note III:    “Sales and operating revenue” in each business segment represents sales and operating revenue recorded before intersegment transactions are eliminated. “Operating income” in each business segment represents operating income recorded before intersegment transactions and unallocated corporate expenses are eliminated.

Note IV:    Sales of mobile handsets are no longer recorded in the “Information and Communications” product category of the Electronics segment as of the second half of the prior fiscal year. From the second half of the prior fiscal year, sales of mobile handsets manufactured for Sony Ericsson Mobile Communications, AB, established in October 2001, are recorded in the “Other” product category of the Electronics segment.

Electronics

	(Billions of yen, millions of U.S. dollars)
	First quarter ended June 30
	2001	2002	Change	2002

Sales and operating revenue	¥1,220.0	¥1,218.9	-0.1%	$10,243
Operating income	1.5	49.1	3,221.6	413

Unless otherwise specified, all amounts are on a U.S. GAAP basis.

Sales were ¥1,218.9 billion ($10 billion), almost unchanged year on year (3% decrease on a local currency basis).

•
On a product category basis, sales increased in “Televisions” by 27.7%, in “Components” by 5.9%, in “Video” by 5.7%, and in “Information and Communications” (excluding the results of the mobile phone business in the prior year) by 4.0%.

•	Sales decreased in “Semiconductors” by 7.5% and in “Audio” by 4.9%.

→	On a local currency basis:

≈
Products with significant increases in sales were WEGA televisions (including projection TVs), VAIO PCs (especially desktops), digital still cameras (“Cyber Shot” and others) and personal digital assistants (“CLIE”).

≈	Products with significant decreases in sales were computer displays, car audio and broadcast- and professional-use products.

≈	On a geographic basis, sales in Japan decreased (especially sales of notebook PCs and video cameras), while sales in all other regions increased (especially sales of CRT-based televisions).

Operating income was ¥49.1 billion ($413 million), an increase of ¥47.6 billion, or 3,221.6%, year on year (2,007% increase on a local currency basis).

•	Reasons for the significant increase in operating income include:

→	The fact that the mobile phone business that recorded losses in the same quarter of the previous year became an equity affiliate as a result of the establishment of the joint venture with Ericsson.

→	An improvement in the profitability of consumer AV products including digital still cameras, televisions and video cameras.

→	Further cost reductions and increased productivity from the activities of the manufacturing platform, EMCS.

→
An improvement in profitability from the rationalization and downsizing of loss-making businesses (such as in the audio business and in the component business, including CRTs) and a reduction in fixed costs.

→	A lower yen compared with the same quarter of the previous year.

•
On a product category basis, “Video,” in which digital still cameras and video cameras were particularly well received, “Components,” which enjoyed a strong contribution from recording media and optical pick-ups, and “Audio,” in which personal audio devices sold well, increased in profitability. “Televisions,” in which consumer televisions sold well, exhibited an improvement in profitability and turned to black.

Regarding the performance of Aiwa Co., Ltd., sales continued to decrease and losses increased. Sony has decided to take Aiwa private effective October 1, 2002.

Inventory as of June 30, 2002 was ¥576.2 billion ($4,842 million), a ¥304.2 billion, or 34.7%, decrease compared with the level as of June 30, 2001, and a ¥64.2 billion, or 12.5%, increase compared with the level as of March 31, 2002.

Game

	(Billions of yen, millions of U.S. dollars)
	First quarter ended June 30
	2001	2002	Change	2002

Sales and operating revenue	¥154.9	¥153.2	-1.1%	$1,287
Operating income (loss)	(3.1)	2.6	—	21

Unless otherwise specified, all amounts are on a U.S. GAAP basis.

Sales were ¥153.2 billion ($1,287 million), a decrease of 1.1% compared with the first quarter of the previous year (5% decrease on a local currency basis).

•
Software sales were strong, especially in Europe and the U.S. Hardware sales declined as unit sales in Japan fell short of the same quarter of the previous year, while unit sales in Europe and the U.S. increased, and as the price of PlayStation 2 (“PS 2”) and PS one in all regions was reduced below that of the same quarter of the prior year.

→	On a geographic and local currency basis, sales decreased in Japan and in the U.S. but increased in Europe.

•	Worldwide hardware production shipments:

→	PS 2: 4.59 million units (an increase of 0.25 million units)

→	PS one: 0.67 million units (a decrease of 2.54 million units)

•	Worldwide software production shipments:

→	PS 2: 27.00 million units (an increase of 15.50 million units)

→	PlayStation: 13.00 million units (a decrease of 5.00 million units)

In terms of profitability, operating income of ¥2.6 billion ($21 million) was recorded compared with an operating loss of ¥3.1 billion in the first quarter of the previous fiscal year, an improvement of ¥5.7 billion year on year.

•
Despite the impact of the hardware price reductions, an increase in profitability from PS 2 hardware cost reductions and the expansion of software sales caused an improvement in profitability of the segment as a whole.

Inventory as of June 30, 2002 was ¥149.7 billion ($1,258 million), a ¥39.2 billion, or 20.8%, decrease compared with the level as of June 30, 2001, and a ¥30.7 billion, or 25.8%, increase compared with the level as of March 31, 2002.

Music

	(Billions of yen, millions of U.S. dollars)
	First quarter ended June 30
	2001	2002	Change	2002

Sales and operating revenue	¥145.3	¥137.2	-5.6%	$1,153
Operating income (loss)	4.4	(10.3)	—	(86)

The amounts presented above are the sum of the yen-translated results of Sony Music Entertainment Inc. (“SMEI”), a U.S. based operation which aggregates the results of its worldwide subsidiaries on a U.S. dollar basis, and the results of Sony Music Entertainment (Japan) Inc. (“SMEJ”), a Japan based operation which aggregates results in yen. Management analyzes the results of SMEI in U.S. dollars, so discussion of certain portions of its results are specified as being on “a U.S. dollar basis.”

Sales were ¥137.2 billion ($1,153 million), a decrease of 5.6% year on year (8% decrease on a local currency basis). 73% of the Music segment’s sales were generated by SMEI. 27% of sales were generated by SMEJ.

•	SMEI’s sales (on a U.S. dollar basis) increased 4%.

→	Sales increased because an increase in demand for DVD software caused manufacturing sales to the Pictures and Game segments to rise.

→	Partially offsetting the increase in sales was a decrease in album sales due to the continued contraction of the global music industry brought on by digital piracy and other factors.

→	Best selling titles included Korn’s Untouchables, Celine Dion’s A New Day Has Come, Shakira’s Laundry Service and the Spider-Man soundtrack.

•	SMEJ’s sales decreased 29%.

→
Sales decreased because album sales declined due to the continued contraction of the music industry and because, compared with the previous year, album releases by major artists are concentrated in future quarters.

→	Best selling titles included the 2002 FIFA World Cup Official Album, Chitose Hajime’s Wadatsumi no ki, and Chemistry’s Kimi wo sagashiteta.

In terms of profitability, an operating loss of ¥10.3 billion ($86 million) was recorded compared with operating income of ¥4.4 billion in the first quarter of the previous year, a deterioration of ¥14.6 billion year on year.

•	SMEI’s operating loss (on a U.S. dollar basis) increased significantly.

→
This was a result of a decline in album sales, costs incurred for the closure and consolidation of certain international distribution facilities and worldwide headcount reductions, and increased talent-related expenses.

→	Partially offsetting the increased loss were the benefit of aggressive worldwide restructuring and cost reduction initiatives and increased profit from the rise in manufacturing sales mentioned above.

•	SMEJ recorded an operating loss compared with operating income in the same quarter of the previous year.

→	Profitability deteriorated due to the significant drop in sales and the fact that a gain on the sale of a studio facility was recorded in the same quarter of the previous year.

In June 2002, SMEI sold a majority of its 50% equity interest in The Columbia House Company (“CHC”). Cash of ¥17.8 billion ($150 million) and ¥8.0 billion ($67 million) of notes were received upon the closing. A gain of ¥1.3 billion ($11 million) was recorded on this sale in “gain on sales of securities investments, net” (in other income). SMEI now holds a 7.5% interest in CHC.

In early July, SMEI’s joint venture publishing company, Sony/ATV Music Publishing LLC announced its agreement to purchase from Gaylord Entertainment Company the music publishing catalogue and real estate of Acuff-Rose, a music publishing business, for $157 million in cash. The closing of this transaction is expected in the second quarter of the current fiscal year subject to government approvals.

Pictures

	(Billions of yen, millions of U.S. dollars)
	First quarter ended June 30
	2001	2002	Change	2002

Sales and operating revenue	¥136.2	¥173.6	+27.5%	$1,459
Operating income (loss)	(2.7)	9.3	—	78

The results presented above are a yen-translation of the results of Sony Pictures Entertainment (“SPE”), a U.S. based operation which aggregates the results of its worldwide subsidiaries on a U.S. dollar basis. Management analyzes the results of SPE in U.S. dollars, so discussion of certain portions of its results are specified as being on “a U.S. dollar basis.”

Sales were ¥173.6 billion ($1,459 million), an increase of 27.5% year on year (23% increase on a U.S dollar basis).

•	The reasons for the increase in sales (on a U.S. dollar basis) were:

→	The success of Spider-Man’s theatrical release.

≈	With a U.S. box office during the quarter of almost $400 million, Spider-Man became the fifth highest grossing film in U.S. history and the third film to reach such a threshold in its initial release.

≈	Worldwide box office for Spider-Man exceeded $675 million by the end of June 2002, making it the highest grossing film in SPE’s history.

→	The strong theatrical performance of Panic Room.

→	The strength of DVD and VHS software sales including Black Hawk Down, Ali, The Mothman Prophecies and Not Another Teen Movie.

•	The increase in sales was partially offset (on a U.S. dollar basis) by:

→	License revenue from a Wheel of Fortune contract extension recognized in the previous year with no comparable amount recognized in the current year.

→	Lower network television revenues as a result of consolidating the U.S. television business.

In terms of profitability, operating income of ¥9.3 billion ($78 million) was recorded compared with an operating loss of ¥2.7 billion in the first quarter of the previous year, an improvement of ¥12.0 billion year on year.

•	The reason for the improvement in profitability (on a U.S. dollar basis) was:

→	The strength of the theatrical sales and DVD/VHS software sales discussed above.

•	Partially offsetting the improvement in profitability (on a U.S. dollar basis) were:

→	Higher marketing expenses for unreleased films including Men in Black II and Stuart Little 2, which were released in July 2002, compared to the same quarter of the previous year.

→	A provision with respect to income recorded from a financially impaired licensee of feature film and television product.

→	The absence of the Wheel of Fortune license revenue recognized in the previous year.

In April 2002, SPE sold its entire equity interest in Telemundo. Cash proceeds of ¥88.4 billion* were received upon the closing and a gain of ¥66.5 billion* was recorded on this sale in “gain on sales of securities investments, net” (in other income).
(*The dollar amount of the cash proceeds and gain recorded on the sale of Telemundo were $679 million and $511 million, respectively.)

Financial Services

	(Billions of yen, millions of U.S. dollars)
	First quarter ended June 30
	2001	2002	Change	2002

Financial service revenue	¥126.6	¥129.2	+2.1%	$1,085
Operating income	9.6	10.9	+12.9	91

Unless otherwise specified, all amounts are on a U.S. GAAP basis.

Financial service revenue was ¥129.2 billion ($1,085 million), an increase of 2.1% year on year.

•
Revenue at Sony Life Insurance Co., Ltd. (“Sony Life”) remained unchanged as an increase in insurance revenue caused by an increase in insurance-in-force was offset by valuation losses from investment under separate account for variable life insurance and variable annuity products (reflecting the weak Japanese stock market). Valuation gains and losses from investment under separate account accrue directly to the account of policyholders and, therefore, do not affect operating income.

•	Revenue at Sony Assurance Inc. increased significantly due to an increase in insurance revenue brought about by an expansion of newly acquired insurance-in-force.

•	Revenue at Sony Finance International, Inc. (“Sony Finance”) remained unchanged.

Operating income was ¥10.9 billion ($91 million), an increase of ¥1.2 billion, or 12.9%, year on year.

•	Operating income at Sony Life increased due to the increase in insurance revenue.

•	Losses at Sony Assurance Inc. decreased due to the increase in insurance revenue.

•	Income decreased slightly at Sony Finance as a result of an increase in operating expenses and a decrease in leasing and other revenue.

•	Sony Bank, which began operations in June 2001, recorded a loss.

Other

	(Billions of yen, millions of U.S. dollars)
	First quarter ended June 30
	2001	2002	Change	2002

Sales and operating revenue	¥46.2	¥55.0	+19.1%	$462
Operating income (loss)	(4.3)	(6.8)	—	(57)

Unless otherwise specified, all amounts are on a U.S. GAAP basis.

Sales were ¥55.0 billion ($462 million), an increase of 19.1% year on year.

•	As a result of the advertising agency business subsidiary in Japan undertaking the media buying for all Sony Group companies in Japan, sales at the subsidiary increased significantly.

•	Sales of NACS related businesses, including Sony Communication Network Corporation (“SCN”), increased (see Note II on page 2).

In terms of profitability, an operating loss of ¥6.8 billion ($57 million) was recorded compared with an operating loss of ¥4.3 billion in the first quarter of the previous year, a deterioration of ¥2.5 billion year on year.

•	Loss increased at a location-based entertainment business in the U.S. due to an impairment loss for certain long-lived assets.

•	Loss increased at the advertising agency business subsidiary in Japan primarily because of early retirement expenses.

•	Loss continued to be recorded at NACS related businesses in the aggregate, but SCN recorded operating income.

Cash Flow

	(Billions of yen, millions of U.S. dollars)
	First quarter ended June 30
	2001	2002	Change		2002

Cash flow
—From operating activities	(¥189.2)	¥22.1	¥	+211.3	$186
—From investing activities	(146.6)	(83.3)		+63.3	(700)
—From financing activities	270.3	(39.1)		-309.3	(328)
Cash and cash equivalents as of June 30	542.5	561.0		+18.4	4,714

Cash provided by operating activities increased ¥211.3 billion to ¥22.1 billion ($186 million).

•
While uses of cash including an increase in inventories, primarily in the Electronics business, occurred during the quarter, the recording of positive net income, depreciation and amortization and an increase in notes and accounts payable caused cash generated to exceed expenditures.

•
An improvement in the profitability of the Electronics and Pictures businesses, a decrease in the size of the increase in inventories and the increase in notes and accounts payable contributed to the significant increase in cash provided by operating activities compared with the same quarter of the previous year.

Cash used in investing activities decreased ¥63.3 billion to ¥83.3 billion ($700 million).

•
In the businesses other than Financial Services, Sony prioritized investments, primarily in the Electronics business, and realized cash proceeds of ¥110.5 billion ($928 million) from the sales of securities investments and collections of advances, including ¥88.4 billion* from the sale of equity in Telemundo and ¥17.8 billion ($150 million) from the sale of equity in CHC. (*The dollar amount of the cash proceeds recorded on the sale of Telemundo was $679 million.)

•
In the Financial Services business, reflecting an increase in assets under management in the life insurance and banking businesses, investments and advances were ¥219.2 billion ($1,842 million), exceeding the ¥103.5 billion ($870 million) in sales and maturities of securities investments and collections of advances also recorded.

Cash used in financing activities was ¥39.1 billion ($328 million). ¥270.3 billion of cash was provided by financing activities in the same quarter of the previous year.

•	Although cash was provided by an increase in deposits from customers in the banking business, cash was used during the quarter to pay down short-term borrowings.

Outlook for the Fiscal Year ending March 31, 2003

Regarding the forecast for the fiscal year ending March 31, 2003, we believe that the increasingly difficult operating environment (evidenced by the appreciation of the yen and lack of consumer confidence) will continue. Due to this belief, we have revised our April forecast for sales from ¥8,000 billion to ¥7,700 billion.

However, in regard to profit, there are several positive and negative factors that essentially offset each other, thereby resulting in no change in our forecast for operating income, income before income taxes and net income. On an overall basis, there will be a negative impact from the appreciation of the yen in all segments excluding Financial Services and Other. This will be offset to some extent by the fact that the first quarter performance was stronger than our April projections. The following other factors, when combined, are expected to account for the remaining offset:

•	In the Electronics business:

→
Further improvement in profitability due to an increase in added value from an enhancement in the attractiveness of products and greater material cost reductions, and due to the continued promotion of business unit restructuring.

•	In the Music business:

→	Greater pressure on profitability caused by the continued contraction of the global market for music.

•	In the Pictures business:

→	An increase in profitability as a result of recent successful theatrical releases and projected subsequent sales of DVD software in the second half of the fiscal year.

Change from previous year
Sales and operating revenue	¥7,700 billion	+2%
Operating income	280 billion	+108
Income before income taxes	310 billion	+234
Net income	150 billion	+880

Assumed exchange rates from the second quarter: approximately ¥115 to the dollar and ¥115 to the euro.
(Exchange rates assumed in April: approximately ¥130 to the dollar and ¥115 to the euro.)

No change was made in capital expenditures and depreciation and amortization.

Capital expenditures (additions to fixed assets)	¥280 billion		-14%
Depreciation and amortization*	350 billion		-1
(Depreciation expenses for tangible assets)	(260 billion	)	(-13)

*	Including amortization of intangible assets and amortization of deferred insurance acquisition costs

Cautionary Statement

Statements made in this release with respect to Sony’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Sony. Forward-looking statements include but are not limited to those using words such as “believe,” “expect,” “plans,” “strategy,” “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “may” or “might” and words of similar meaning in connection with a discussion of future operations or financial performance. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management’s assumptions and beliefs in light of the information currently available to it. Sony cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. You also should not rely on any obligation of Sony to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Sony disclaims any such obligation. Risks and uncertainties that might affect Sony include, but are not limited to (i) the global economic environment in which Sony operates, as well as the economic conditions in Sony’s markets, particularly levels of consumer spending; (ii) exchange rates, particularly between the yen and the U.S. dollar, euro, and other currencies in which Sony makes significant sales or in which Sony’s assets and liabilities are denominated; (iii) Sony’s ability to continue to design and develop and win acceptance of its products and services, which are offered in highly competitive markets characterized by continual new product introductions, rapid development in technology (particularly in the Electronics business), and subjective and changing consumer preferences (particularly in the Game, Music, and Pictures businesses); (iv) Sony’s ability to implement successfully the restructuring initiatives in its Electronics, Music and Pictures businesses and its network strategy for its Electronics, Music and Pictures businesses; (v) Sony’s ability to compete and develop and implement successful sales and distribution strategies in light of Internet and other technological developments in its Music and Pictures businesses; (vi) Sony’s continued ability to devote sufficient resources to research and development and, with respect to capital expenditures, to prioritize investments (particularly in the Electronics business); (vii) the success of Sony’s joint ventures and alliances; and (viii) the outcome of contingencies. Risks and uncertainties also include the impact of any future events with material unforeseen impacts.

Investor Relations Contacts:

Tokyo	New York	London
Takeshi Sudo	Yas Hasegawa/Chris Hohman	Hanako Muto/Vanessa Jubenot
+81-(0)3-5448-2180	+1-212-833-6820/5011	+44-(0)20-7426-8760/8606

Business Segment Information

	(Millions of yen, millions of U.S. dollars)
	Three months ended June 30
Sales and operating revenue	2001	2002	Change	2002
Electronics
Customers	¥1,068,287	¥1,126,720	+5.5%	$9,468
Intersegment	151,745	92,158		775

Total	1,220,032	1,218,878	-0.1	10,243

Game
Customers	150,890	149,535	-0.9	1,257
Intersegment	4,051	3,644		30

Total	154,941	153,179	-1.1	1,287

Music
Customers	133,590	121,830	-8.8	1,024
Intersegment	11,718	15,338		129

Total	145,308	137,168	-5.6	1,153

Pictures
Customers	136,168	173,629	+27.5	1,459
Intersegment	0	0		0

Total	136,168	173,629	+27.5	1,459

Financial Services
Customers	119,600	122,350	+2.3	1,028
Intersegment	6,974	6,819		57

Total	126,574	129,169	+2.1	1,085

Other
Customers	24,961	27,742	+11.1	233
Intersegment	21,201	27,255		229

Total	46,162	54,997	+19.1	462

Elimination	(195,689)	(145,214)	—	(1,220)

Consolidated total	¥1,633,496	¥1,721,806	+5.4%	$14,469

Electronics intersegment amounts primarily consist of transactions with the Game business.
Music intersegment amounts primarily consist of transactions with Game and Pictures businesses.
Other intersegment amounts primarily consist of transactions with the Electronics business.

Operating income (loss)	2001	2002	Change	2002
Electronics	¥1,479	¥49,126	+3,221.6%	$413
Game	(3,127)	2,573	—	21
Music	4,391	(10,252)	—	(86)
Pictures	(2,710)	9,266	—	78
Financial Services	9,622	10,866	+12.9	91
Other	(4,347)	(6,822)	—	(57)

Total	5,308	54,757	+931.6	460

Corporate and elimination	(2,305)	(2,887)	—	(24)

Consolidated total	¥3,003	¥51,870	+1,627.3%	$436

Commencing with the first quarter ended June 30, 2002, Sony has partly realigned its business segment configuration.
Results in the first quarter of the previous year have been reclassified to conform to the presentation for the current quarter. For detailed information on these changes, refer to Note II of “Consolidated Results for the First Quarter” on page 2.

Electronics Sales and Operating Revenue to Customers by Product Category

	(Millions of yen, millions of U.S. dollars)
	Three months ended June 30
Sales and operating revenue	2001	2002	Change	2002
Audio	¥169,842	¥161,480	-4.9%	$1,357
Video	199,956	211,364	+5.7	1,776
Televisions	152,469	194,698	+27.7	1,636
Information and Communications	263,993	251,589	-4.7	2,114
Semiconductors	52,254	48,354	-7.5	406
Components	121,782	128,999	+5.9	1,084
Other	107,991	130,236	+20.6	1,095

Total	¥1,068,287	¥1,126,720	+5.5%	$9,468

The above table is a breakdown of Electronics sales and operating revenue to customers in the Business Segment Information on page F-1. The Electronics business is managed as a single operating segment by Sony’s management. However, Sony believes that the information in this table is useful to investors in understanding the sales contributions of the products in this business segment. In addition, commencing with the first quarter ended June 30, 2002, Sony has partly realigned its product category configuration in the Electronics business. In accordance with this change, results in the first quarter of the previous year have been reclassified to conform to the presentations for the current quarter. For detailed information on these changes, refer to Note II of “Consolidated Results for the First Quarter”on page 2. Sales of mobile phones are no longer recorded in the “Information and Communications” category as of the third quarter ended December 31, 2001. From the third quarter of the previous year, sales of mobile phones manufactured for Sony Ericsson Mobile Communications, AB are recorded in the “Other” product category.

Geographic Segment Information

	(Millions of yen, millions of U.S. dollars)
	Three months ended June 30
Sales and operating revenue	2001	2002	Change	2002
Japan	¥532,757	¥503,134	-5.6%	$4,228
United States	502,674	558,214	+11.0	4,691
Europe	310,577	345,727	+11.3	2,905
Other Areas	287,488	314,731	+9.5	2,645

Total	¥1,633,496	¥1,721,806	+5.4%	$14,469

Classification of Geographic Segment Information shows sales and operating revenue recognized by location of customers.

Consolidated Statements of Income (Unaudited)

	(Millions of yen, millions of U.S. dollars, except per share amounts)
	Three months ended June 30
	2001	2002	Change	2002
Sales and operating revenue:			%
Net sales	¥1,506,392	¥1,589,158		$13,354
Financial service revenue	119,600	122,350		1,028
Other operating revenue	7,504	10,298		87

	1,633,496	1,721,806	+5.4	14,469

Costs and expenses:
Cost of sales	1,112,656	1,136,249		9,548
Selling, general and administrative	407,859	422,203		3,548
Financial service expenses	109,978	111,484		937

	1,630,493	1,669,936		14,033

Operating income	3,003	51,870	+1,627.3	436

Other income:
Interest and dividends	4,101	3,938		33
Royalty income	5,176	5,289		44
Foreign exchange gain, net	—	5,678		48
Gain on sales of securities investments, net	—	68,366		575
Other	12,993	6,987		58

	22,270	90,258		758

Other expenses:
Interest	12,082	6,830		57
Loss on devaluation of securities investments	8,803	11,524		97
Foreign exchange loss, net	4,623	—		—
Other	14,092	7,131		60

	39,600	25,485		214

Income (loss) before income taxes	(14,327)	116,643	—	980
Income taxes	20,267	53,633		451
Income (loss) before minority interest, equity in net losses of affiliated companies and cumulative effect of accounting changes	(34,594)	63,010		529
Minority interest in income (loss) of consolidated subsidiaries	(3,214)	(2,607)		(23)
Equity in net losses of affiliated companies	4,676	8,436		71
Income (loss) before cumulative effect of accounting changes	(36,056)	57,181	—	481
Cumulative effect of accounting changes (2001: Net of income taxes of (¥2,975 million)	5,978	—		—

Net income (loss)	¥(30,078)	¥57,181	—	$481

Per share data
Common stock
Income (loss) before cumulative effect of accounting changes
— Basic	¥(39.26)	¥62.23	—	$0.52
— Diluted	(39.26)	57.90	—	0.49
Net income (loss)
— Basic	¥(32.75)	¥62.23	—	$0.52
— Diluted	(32.75)	57.90	—	0.49
Subsidiary tracking stock
Net income (loss)
— Basic	¥(0.26)	¥7.30	—	$0.06

Consolidated Balance Sheets (Unaudited)

	(Millions of yen, millions of U.S. dollars)
	June 30 2001	March 31 2002	June 30 2002	June 30 2002
ASSETS
Current assets:
Cash and cash equivalents	¥542,528	¥683,800	¥560,977	$4,714
Time deposits	4,290	5,176	6,997	59
Marketable securities	125,045	162,147	169,060	1,421
Notes and accounts receivable, trade	1,275,148	1,363,652	1,269,328	10,667
Allowance for doubtful accounts and sales returns	(107,640)	(120,826)	(106,419)	(894)
Inventories	1,115,398	673,437	769,100	6,463
Deferred income taxes	145,305	134,299	135,657	1,140
Prepaid expenses and other current assets	428,095	435,527	472,253	3,967

Total current assets	3,528,169	3,337,212	3,276,953	27,537

Film costs	318,094	313,054	292,944	2,462

Investments and advances
Affiliated companies	108,517	131,068	92,682	779
Securities investments and other	1,345,752	1,566,739	1,646,357	13,835

	1,454,269	1,697,807	1,739,039	14,614

Property, plant and equipment
Land	185,449	195,292	192,294	1,616
Buildings	841,549	891,436	866,642	7,283
Machinery and equipment	2,141,340	2,216,347	2,129,989	17,899
Construction in progress	136,105	66,825	55,034	462
Less – Accumulated depreciation	(1,869,398)	(1,958,234)	(1,895,679)	(15,930)

	1,435,045	1,411,666	1,348,280	11,330

Other assets:
Intangibles, net	218,961	245,639	241,145	2,026
Goodwill, net	305,886	317,240	296,446	2,491
Deferred insurance acquisition costs	279,276	308,204	314,775	2,645
Other	437,949	554,973	548,373	4,609

	1,242,072	1,426,056	1,400,739	11,771

	¥7,977,649	¥8,185,795	¥8,057,955	$67,714

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	¥475,796	¥113,277	¥49,318	$414
Current portion of long-term debt	143,966	240,786	217,068	1,824
Notes and accounts payable, trade	920,070	767,625	813,935	6,840
Accounts payable, other and accrued expenses	708,766	869,533	770,370	6,474
Accrued income and other taxes	75,278	105,470	74,106	623
Deposits from customers in the banking business	3,673	106,472	144,861	1,217
Other	426,748	355,333	367,242	3,086

Total current liabilities	2,754,297	2,558,496	2,436,900	20,478

Long-term liabilities:
Long-term debt	822,009	838,617	830,097	6,976
Accrued pension and severance costs	223,643	299,089	303,986	2,555
Deferred income taxes	176,686	159,573	171,109	1,438
Future insurance policy benefits and other	1,438,189	1,680,418	1,738,362	14,608
Other	251,588	255,824	242,692	2,038

	2,912,115	3,233,521	3,286,246	27,615

Minority interest in consolidated subsidiaries	24,594	23,368	22,437	189

Stockholders’ equity:
Capital stock	475,974	476,106	476,131	4,001
Additional paid-in capital	968,091	968,223	968,261	8,137
Retained earnings	1,186,968	1,209,262	1,266,441	10,642
Accumulated other comprehensive income	(336,960)	(275,593)	(390,835)	(3,284)
Treasury stock, at cost	(7,430)	(7,588)	(7,626)	(64)

	2,286,643	2,370,410	2,312,372	19,432

	¥7,977,649	¥8,185,795	¥8,057,955	$67,714

Consolidated Statements of Cash Flows (Unaudited)

	(Millions of yen, millions of U.S.dollars)
	Three months ended June 30
	2001	2002	2002
Cash flows from operating activities:
Net income (loss)	¥(30,078)	¥57,181	$481
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities
Depreciation and amortization, including amortization of deferred insurance acquisition costs	80,045	83,318	700
Amortization of film costs	54,655	62,740	527
Accrual for pension and severance costs, less payments	2,963	7,408	62
Gain or loss on sale, disposal or impairment of long-lived assets, net	(859)	5,383	45
Gain on sales of securities investments, net	—	(68,366)	(575)
Deferred income taxes	(4,108)	20,881	175
Equity in net losses of affiliated companies, net of dividends	4,676	8,537	72
Cumulative effect of accounting changes	(5,978)	—	—
Changes in assets and liabilities:
Decrease in notes and accounts receivable—trade	125,880	5,410	45
Increase in inventories	(172,787)	(120,380)	(1,012)
Increase in film costs	(73,014)	(75,602)	(635)
Increase (decrease) in notes and accounts payable—trade	(6,234)	60,400	508
Decrease in accrued income and other taxes	(71,372)	(33,592)	(282)
Increase in future insurance policy benefits and other	72,176	57,944	487
Increase in deferred insurance acquisition costs	(17,708)	(16,353)	(137)
Changes in other current assets and liabilities, net	(115,692)	(68,003)	(571)
Other	(31,753)	35,195	296

Net cash provided by (used in) operating activities	(189,188)	22,101	186

Cash flows from investing activities:
Payments for purchases of fixed assets	(80,319)	(67,776)	(570)
Proceeds from sales of fixed assets	14,989	2,201	18
Payments for investments and advances by financial service business	(113,400)	(219,192)	(1,842)
Payments for investments and advances (other than financial service business)	(22,396)	(10,390)	(87)
Proceeds from sales and maturities of securities investments and collections of advances by financial service business	40,719	103,520	870
Proceeds from sales of securities investments and collections of advances (other than financial service business)	8,059	110,481	928
Payments for purchases of marketable securities	(416)	(17)	(0)
Proceeds from sales of marketable securities	4,425	202	2
(Increase) decrease in time deposits	1,723	(2,316)	(19)

Net cash used in investing activities	(146,616)	(83,287)	(700)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	1,119	6,751	57
Payments of long-term debt	(26,963)	(9,574)	(80)
Increase (decrease) in short-term borrowings	286,255	(57,216)	(481)
Increase in deposits from customers in the banking business	3,673	38,389	323
Proceeds from issuance of subsidiary tracking stock	9,529	—	—
Dividends paid	(11,514)	(11,521)	(97)
Other	8,152	(5,883)	(50)

Net cash provided by (used in) financing activities	270,251	(39,054)	(328)

Effect of exchange rate changes on cash and cash equivalents	836	(22,583)	(190)

Net decrease in cash and cash equivalents	(64,717)	(122,823)	(1,032)
Cash and cash equivalents at beginning of the first quarter	607,245	683,800	5,746

Cash and cash equivalents at end of the first quarter	¥542,528	¥560,977	$4,714

(Notes)

1.	U.S. dollar amounts have been translated from yen, for convenience only, at the rate of ¥119 = U.S.$1, the approximate Tokyo foreign exchange market rate as of June 28, 2002.

2.	As of June 30, 2002, Sony had 1,063 consolidated subsidiaries. It has applied the equity accounting method in respect to its 83 affiliated companies.

3.
Sony calculates and presents per share data separately for Sony’s Common stock and for the subsidiary tracking stock which is linked to the economic value of Sony Communication Network Corporation, based on Statement of Financial Accounting Standards (“FAS”) No.128, “Earnings per Share”. The holders of the tracking stock have the right to participate in earnings, together with common stock holders. Accordingly, Sony calculates per share data by the “two-class” method based on FAS No.128. Under this method, basic net income per share for each class of stock is calculated based on the earnings allocated to each class of stock for the applicable period, divided by the weighted-average number of outstanding shares in each class during the applicable period. The earnings allocated to the subsidiary tracking stock are determined based on the subsidiary tracking stock holders’ economic interest in the targeted subsidiary’s earnings available for dividends. The earnings allocated to Common stock are calculated by subtracting the earnings allocated to the subsidiary tracking stock from Sony’s net income for the period.

Weighted-average shares used for computation of earnings per share of Common stock are as follows. The dilutive effect mainly resulted from convertible bonds. In accordance with FAS No.128, the computation of diluted net income per share for the three months ended June 30, 2001 uses the same weighted-average shares used for the computation of diluted income before cumulative effect of accounting changes per share, and reflects the effect of the assumed conversion of convertible bonds in diluted net income.

	(Thousands of shares)
	Three months ended June 30
	2001	2002
Weighted-average shares
Income (loss) before cumulative effect of accounting changes and net income (loss)
—Basic	918,415	918,517
—Diluted	918,415	997,579

Weighted-average shares used for computation of earnings per share of the subsidiary tracking stock for the three months ended June 30, 2001 and 2002 are 3,072 thousand shares. There were no potentially dilutive securities for the subsidiary tracking stock outstanding at June 30, 2001 and 2002.

4.
Sony’s comprehensive income is comprised of net income and other comprehensive income. Other comprehensive income includes changes in unrealized gains or losses on securities, unrealized gains or losses on derivative instruments, minimum pension liability adjustment and foreign currency translation adjustments. Net income, other comprehensive income and comprehensive income for the three months ended June 30, 2001 and 2002 were as follows;

	(Millions of yen, millions of U.S. dollars)
	Three months ended June 30
	2001	2002	2002
Net income (loss)	¥(30,078)	¥57,181	$481
Other comprehensive income (loss)	(8,393)	(115,242)	(969)
Unrealized gains (losses) on securities	(8,066)	5,994	50
Unrealized gains on derivative instruments	1,450	289	2
Foreign currency translation adjustments	(1,777)	(121,525)	(1,021)

Comprehensive income (loss)	¥(38,471)	¥(58,061)	$(488)

5.
On April 1, 2001, Sony adopted FAS No.133, “Accounting for Derivative Instruments and Hedging Activities” as amended by FAS No.138 “Accounting for Certain Derivative Instruments and Certain Hedging Activities—an Amendment of FASB statement No.133”. As a result of the adoption of the new standard, Sony recorded a one-time non-cash after-tax unrealized gain of ¥1,089 million in accumulated other comprehensive income in the consolidated balance sheet, as well as an after-tax gain of ¥5,978 million in the cumulative effect of accounting changes in the consolidated statement of income.

6.	Adoption of New Accounting Standards

Impairment or Disposal of Long-Lived Assets

On April 1, 2002, Sony adopted FAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. This statement establishes a single accounting model for long-lived assets to be disposed of by sale and modifies the accounting and disclosure rules for discontinued operations. The adoption of this statement did not have an impact on Sony’s results of operations and financial position.

FAS No.145, “Rescission of FASB Statements No.4, 44 and 64, Amendment of FASB Statement No.13, and Technical Corrections”

In April 2002, the Financial Accounting Standards Board issued FAS No. 145. This statement rescinds certain authoritative pronouncements and amends, clarifies or describes the applicability of others, effective for fiscal years beginning or transactions occurring after May 15, 2002, with early adoption encouraged. Sony elected early adoption of this statement retroactive to the beginning of the fiscal year. The adoption of this statement did not have an impact on Sony’s results of operations and financial position.

Other Consolidated Financial Data

	(Millions of yen, millions of U.S. dollars)
	Three months ended June 30
	2001	2002	Change	2002
Capital expenditures (additions to fixed assets)	¥86,094	¥60,672	-29.5%	$510
Depreciation and amortization expenses*	80,045	83,318	+4.1	700
(Depreciation expenses for tangible assets)	(65,540)	(67,051)	(+2.3)	(563)
R&D expenses	103,150	97,895	-5.1	823

*	Including amortization expenses for intangible assets and for deferred insurance acquisition costs